May 1, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Erin Donahue
Re:    Transphorm, Inc.
Registration Statement on Form S-3
File No. 333-278957
Filed on April 26, 2024
Acceleration Request
Requested Date:    May 3, 2024
Requested Time:    4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transphorm, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-278957) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Erika Muhl at (650) 849-3352.

Sincerely,

TRANSPHORM, INC.

By: /s/ Cameron McAulay
    Cameron McAulay
    Chief Financial Officer

cc:    Erika Muhl, Wilson Sonsini Goodrich & Rosati